SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                        Comtech Telecommunications Corp.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    205826209
                                 (CUSIP Number)

                                   Gail Segui
                                 105 Baylis Road
                               Melville, NY 11747
                                 (631) 777-8900

  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 August 22, 2003

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP No. 205826209

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Fred Kornberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    711,750 (Includes right to acquire 239,250 shares)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           711,750 (Includes right to acquire 239,250 shares)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     711,750 (Includes right to acquire 239,250 shares.)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Amendment No. 7
                                       to
                                  Schedule 13D

      The information provided below represents amendments or additions to the information provided in the Schedule 13D and amendments previously filed by Mr. Kornberg. The purpose of this Amendment No. 7 is to report the acquisition of additional shares through the exercise of previously reported stock option grants, the sale of shares by Mr. Kornberg and the beneficial ownership of certain additional shares of common stock through the grant of stock options. (See exhibit filed.)

Item 3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price for the 45,000 shares, the acquisition of which is reported in this Amendment No. 7 was $90,000. The source of the purchase price was the personal funds of Mr. Kornberg.

Item 4. Purpose of Transaction

      Acquisition - Hold acquired shares for investment purposes.

      Sale - Disposition of 22,500 shares for income.

Item 5. Interest in Securities of the Issuer.

            (a)   See Page 2 of cover page

            (b)   See Page 2 of cover page

            (c)   See Schedule 1

            (d) Effective July 14, 2003, Fred Kornberg ceased to be the beneficial owner of more than five percent of the class of securities.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Fred Kornberg
                                        -------------------------
                                            Fred Kornberg

Date: October 21 2003

                                                                      Schedule 1

Transactions referred to in this Amendment No. 7

Share Purchases (1)(2)

================================================================================
Date                    # of shares          Price per share          Total Cost
--------------------------------------------------------------------------------
11/25/02                     15,000                    2.000              30,000
07/08/03                     15,000                    2.000              30,000
08/22/03                     15,000                    2.000              30,000

================================================================================
Total:                       45,000                                       90,000
================================================================================

(1)   Reflects a 3 for 2 stock split effective 7/14/03

(2) This transaction was the exercise of Incentive Stock Options that had been previously granted to Mr. Kornberg.

Sale of Stock       (1)

================================================================================
Date                    # of shares               Sale price            Proceeds
--------------------------------------------------------------------------------
06/11/03                     22,500                   16.775             377,430

Total:                       22,500                                      377,430
================================================================================

(1)   Reflects a 3 for 2 stock split effective 7/14/03

Stock Option Grant

Mr. Kornberg has been granted a stock option under Comtech Telecommunications Corp. 2000 Stock Incentive Plan as shown in the table below. This option is subject to certain terms and agreements and vesting schedule.

================================================================================
Date of                                                                     Date
Grant                   # of shares           Exercise Price         Exercisable
--------------------------------------------------------------------------------
08/04/03                    105,000                    17.51                 (1)

(1) Exercisable at the rate of 20 percent per year commencing one year from date of grant.